       1                                        EXHIBIT 99.A




          VILLAGE SUPER MARKET, INC. REPORTS A NET LOSS
   FOR THE THIRD QUARTER AND NINE MONTHS ENDED APRIL 23, 1994

Springfield, N.J. - May 24, 1994 - Village Super Market, Inc. reported a net loss for the third quarter and nine months ended April 23, 1994, Perry Sumas, President announced today.

In the third quarter, the Company had a net loss of $1,131,000. This compared with net income of $182,000 in the third quarter of the prior year. Sales for the quarter were $171,776,000, an increase of 1.4% from the prior year.

The loss for the quarter was principally attributable to an increase in promotional spending, chiefly couponing. Although the additional promotional spending was partially responsible for increased same store sales of 2.8%, a larger sales increase was expected in order to offset the cost of these coupons. Inclement weather contributed to lower than expected sales and also caused increased snow removal costs.

Also contributing to the loss for the third quarter were lower than expected gross margins, increased fringe benefit costs and an increase in the loss recorded on the sale of the Morristown store due to the failure of the Company's sublessee to make rent payments.

For the nine month period, the net loss was $558,000, which includes an increase to net income of $400,000 for the cumulative effect of a change in the method of accounting for income taxes. This compares with net income in the prior year of $1,563,000, which includes a gain, net of tax, of $1,022,000 on the sale of a store. Sales for the nine months were $507,228,000. Same store sales increased 1.7% for the nine month period.

At April 23, 1994, the Company did not meet the financial ratios required by its debt agreements with three lenders. This constitutes an event of default under these agreements. The Company is scheduled to meet with its lenders to review this situation.

Village Super Market, Inc. owns and operates a chain of twenty-four supermarkets under the Shop-Rite name in New Jersey and Eastern Pennsylvania. The following table summarizes Village's results for the quarter and nine months ended April 23, 1994.

                                           13 Weeks Ended
                                  April 23, 1994  April 17, 1993
Sales                              $171,776,000    $169,421,000
Net Income (Loss)                  $ (1,131,000)   $    182,000
Net Income (Loss) Per Share        $       (.39)   $        .06

                                          38 Weeks Ended
Sales                              $507,228,000    $510,056,000
Net Income (Loss)                  $   (558,000)   $  1,563,000
Net Income (Loss) Per Share        $       (.19)   $        .54